

Silicon Storage Technology, Inc.

News Release

For More Information Contact:

Leslie Green
Stapleton Communications Inc.
(650) 470-0200

Jack K. Lai
Vice President & Chief Financial Officer
Silicon Storage Technology, Inc.
jlai@sst.com
(408) 735-9110

SST Reports First Quarter 2005 Financial Results
Company Announces Executive and Board Level Changes

SUNNYVALE, Calif., Apr. 21, 2005 -- SST (Silicon Storage Technology, Inc.) (NASDAQ: SSTI), a leader in flash memory technology, today announced financial results for the first quarter ended March 31, 2005.

Net revenues for the first quarter were $86.3 million, compared with $104.1 million in the fourth quarter of 2004 and with $104.4 million in the first quarter a year ago.

Net loss for the first quarter of 2005 was $13.9 million, or a loss of $0.14 per share, based on approximately 97.8 million diluted shares outstanding. This includes a $9.7 million inventory adjustment, primarily due to a decline in the pricing of several of SST's products.   By comparison, the company recorded a net loss of $26.9 million, or a loss of $0.28 per share on approximately 96.2 million diluted shares outstanding in the fourth quarter of 2004. Net loss in the fourth quarter of 2004 included a $20.5 million inventory adjustment. For the first quarter of 2004, the company reported a net income of $14.2 million, or $0.14 per share on approximately 100.3 million diluted shares outstanding.

SST finished the first quarter 2005 with $75.2 million in cash, cash equivalents and short-term investments.

Executive and Board Level Changes
On April 18, 2005, Terry M. Nickerson was appointed to the Board of Directors, and the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee of the Board of Directors. Nickerson replaces Yasushi Chikagami on the Audit Committee and will assume chairmanship of the Audit Committee following SST's 2005 Annual Meeting of Shareholders and is an audit committee

financial expert, as such term is defined by the rules and regulations of the Securities and Exchange Commission.

Also on April 18, 2005, the Board of Directors determined to commence an executive search for a new chief financial officer. Jack K. Lai will continue to serve as SST's chief financial officer until his successor is retained, at which time SST expects that Lai will transition to a different role within the company.

These actions are part of a broader effort to, among other things, strengthen the Audit Committee and SST's financial organization, including controls over sales of SST's common stock by officers and directors.

Management Qualitative Comments

"The difficult market environment that we began to see in the third quarter of 2004 continued through the first quarter of 2005," said Bing Yeh, president and CEO. "Unit shipments were lower than expected in the wireless communications and Internet computing segments, primarily caused by industry oversupply. In particular, shipments to the smart card IC market decreased by 42 percent after achieving record shipments in the prior quarter.

"Furthermore, the continued competitive pricing environment resulted in a 9.8 percent drop in selling prices in the first quarter. The intensified competition has created severe price erosion of our 4M, 8M and 16Mbit products. While we do not believe the current pricing environment is sustainable long-term, we believe that we will not see significant improvement in memory pricing until the latter part of 2005. However, due to the expected shipment ramp of our serial flash products, certain non-memory products and specialty memory products in the second half of this year, we expect our results to improve after the second quarter.

"For our memory products, we are continuing to drive manufacturing cost reductions through the transition to smaller geometries. Substantially all new wafer starts are now in 0.25 micron and 0.18 micron geometries. We are in the process of intensively developing 0.13 micron and 0.12 micron process technologies. While our near term gross margin is expected to be mainly impacted by our inventory and price erosion, we believe our cost reduction efforts will position us for the expected industry upturn.

"For our non-memory business, we are continuing to aggressively introduce new products, including flash microcontrollers, smart card ICs and RF IC products. Our ATA controller product with embedded flash is being designed into high volume applications. Another flash controller product is in the early stage of sampling for notebook PC applications. Our smart card ICs are expanding their presence outside the China market, including India and Europe. We expect revenue from our non-memory business, which was $11.4 million or 14.2 percent in the first quarter, to be more than $50 million in the second half of 2005. Also, recently, we purchased the remaining 16.4 percent minority interest of Emosyn, previously held by ATMI. This will allow us to more effectively integrate Emosyn into our business and improve the efficiency of our operations. We believe that our embedded flash memory business holds strong potential in the coming years. It is an important part of our ongoing strategy to diversify our revenue and to selectively enter emerging markets where our technology and our lower cost manufacturing capabilities give us distinct advantages over our competition.

 "While we believe that the current difficult pricing environment may continue into the second half of 2005, we expect that demand will improve moderately in the second quarter, primarily driven by a rebound in the wireless communications market and strengthening in the PC and digital consumer markets. Furthermore, with increased shipments of non-memory products and continued lowering of our manufacturing costs, we believe we can position ourselves for returned growth in the second half and beyond."

Second Quarter 2005 Outlook

SST expects its second quarter unit shipments to increase slightly from the first quarter.   In addition, the company expects average selling prices to decline by four to six percent. Licensing revenue is expected to be down slightly from the prior quarter. Therefore, SST expects its second quarter revenues to be between $80 million and $90 million, assuming no drastic changes occur in the U.S. and international economies. Gross margin is expected to be between 11 and 15 percent, which takes into consideration the risks associated with market condition changes. Research and development spending is expected to be approximately 10 percent higher than the prior quarter. In addition, the company expects a $4 to $5 million charge as a result of the Actrans acquisition. With these revenue and expense levels, SST expects net loss per share to be between $0.20 and $0.28 in the second quarter.

Conference Call Dial-in Information

SST will hold a conference call to discuss its financial results today at 1:30 p.m. PDT. Those wishing to participate in the conference should dial (800) 230-1951 using the password "SST" at approximately 1:20 p.m. PDT. A replay of the call will be available for two weeks by dialing (800) 475-6701 using the access code 776493. A webcast of the conference call will be available until the next earnings conference call on the company's Web site at http://www.sst.com/events.

About SuperFlash Technology

SST's SuperFlash technology is a NOR type, split-gate cell architecture that uses a reliable thick-oxide process with fewer manufacturing steps resulting in a low-cost, nonvolatile memory solution with excellent data retention and higher reliability. The split-gate NOR SuperFlash architecture facilitates a simple and flexible design suitable for high performance, high reliability, small or medium sector size, in- or off-system programming and a variety of densities, all in a single CMOS-compatible technology.

About Silicon Storage Technology, Inc.

Headquartered in Sunnyvale, California, SST designs, manufactures and markets a diversified range of nonvolatile memory solutions, based on proprietary, patented SuperFlash technology, for high volume applications in the digital consumer, networking, wireless communications and Internet computing markets. SST's product families include various densities of high functionality flash memory components, flash mass storage products and flash microcontrollers. SST also offers its SuperFlash technology for embedded applications through its world-class manufacturing partners and technology licensees including 1st Silicon (Malaysia) Sdn. Bhd., Freescale Semiconductor, Inc., Grace Semiconductor Manufacturing Corporation (Grace), IBM, National Semiconductor Corporation, NEC Corporation, Oki Electric Industry Co. Ltd., Powerchip Semiconductor Corp., Samsung Electronics Co. Ltd., SANYO Electric Co., Ltd., Seiko Epson Corp., Shanghai Hua Hong NEC Electronics Co., Ltd., Taiwan Semiconductor Manufacturing Co. Ltd. (TSMC), Toshiba Corporation, Vanguard International Semiconductor Corporation and Winbond Electronics Corp. TSMC offers embedded SuperFlash under its trademark Emb-FLASH. Further information on SST can be found on the company's Web site at http://www.sst.com.

Forward-Looking Statements

Except for the historical information contained herein, this news release contains forward-looking statements regarding market conditions for flash memory products, and other non-flash memory products, such as RF ICs, flash microcontrollers, and smart cards, the company's future financial performance, the performance of new products and the company's ability to bring new products to market that involve risks and uncertainties. These risks may include timely development, acceptance and pricing of new products, the terms and conditions associated with licensees' royalty payments, the impact of competitive products and pricing, and general economic conditions as they affect the company's customers, as well as other risks detailed from time to time in the company's SEC reports, including the Annual Report on Form 10-K for the year ended December 31, 2004.

For more information about SST and the company's comprehensive list of product offerings, please call 1-888/SST-CHIP. Information can also be requested via email to literature@sst.com or through SST's Web site at http://www.sst.com. SST's head office is located at 1171 Sonora Court, Sunnyvale, Calif.; telephone: 408/735-9110; fax: 408/735-9036.

The SST logo and SuperFlash are registered trademarks of Silicon Storage Technology, Inc. Emb-FLASH is a trademark of TSMC. All other trademarks or registered trademarks are the property of their respective holders.

-FINANCIAL TABLES TO FOLLOW

Silicon Storage Technology, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(in thousands except per share data)

	Three months ended March 31,	
	2004	2005
	(unaudited)	
Net revenues:		
Product revenues	$ 91,370	$ 79,270
Technology licensing	13,063	7,045
Total net revenues	104,433	86,315
Cost of revenues	66,282	73,722
Gross profit	38,151	12,593
Operating expenses:		
Research and development	11,803	11,965
Sales and marketing	6,928	7,340
General and administrative	3,999	6,702
Total operating expenses	22,730	26,007
Income (loss) from operations	15,421	(13,414)
Interest and other income	394	327
Interest and other expense	(54)	(147)
Impairment of equity investments	-	-
Income (loss) before provision for income taxes	15,761	(13,234)
Provision for income taxes	1,528	747
Minority interest	-	(84)
Net income (loss)	$ 14,233	$ (13,897)
Net income (loss) per share - basic	$ 0.15	$ (0.14)
Shares used in per share calculation	95,821	97,820
Net income (loss) per share - diluted	$ 0.14	$ (0.14)
Shares used in per share calculation	100,258	97,820

Silicon Storage Technology, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(in thousands)

		December 31, 2004		March 31, 2005
		(unaudited)		(unaudited)
ASSETS				
Current assets:				
Cash, cash equivalents and short-term investments	$	103,993	$	75,216
Trade accounts receivable, net		58,179		45,790
Inventories		156,618		176,194
Other current assets		16,049		14,521
Total current assets		334,839		311,721
Equipment, furniture and fixtures, net		16,620		16,132
Long-term marketable securities		23,094		27,092
Other assets		112,178		111,473
Goodwill		15,600		15,600
Total assets	$	502,331	$	482,018
LIABILITIES				
Current liabilities:				
Notes payable, current portion	$	705	$	372
Trade accounts payable		89,155		84,297
Accrued expenses and other liabilities		30,593		23,023
Deferred revenue		2,388		2,566
Total current liabilities		122,841		110,258
Other liabilities		1,307		1,958
Minority interest		2,199		2,115
Total liabilities		126,347		114,331
SHAREHOLDERS' EQUITY				
Common stock		358,578		360,303
Accumulated other comprehensive income		16,542		20,416
Retained earnings/(Accumulated deficit)		864		(13,032)
Total shareholders' equity		375,984		367,687
Total liabilities and shareholders' equity	$	502,331	$	482,018

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